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                             November 13, 2023

       Mirza Beg
       Chief Executive Officer
       Casa Shares Assets, LLC
       400 West Poleline Road
       Rexburg, ID 83440

                                                        Re: Casa Shares Assets,
LLC
                                                            Amendment No. 1 to
Draft Offering Statement on Form 1-A
                                                            Submitted October
23, 2023
                                                            CIK No. 0001988874

       Dear Mirza Beg:

            We have reviewed your amended draft offering statement and have the following comment.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments.

       Amended Draft Offering Statement submitted October 23, 2023

       Management, page 49

   1. We acknowledge your response to prior comment 2. Please clarify your disclosure regarding the business
experience of Messrs. Beg and Francis over the last five years, in particular their
positions and the names and principal businesses of any corporation or organization through
which those positions were held. Refer to Item 10(c) of Part II of
                                                        Form 1-A.
 Mirza Beg
FirstName
Casa SharesLastNameMirza
            Assets, LLC Beg
Comapany 13,
November   NameCasa
              2023 Shares Assets, LLC
November
Page 2    13, 2023 Page 2
FirstName LastName
       Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Louis A. Bevilacqua